UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 8-K

CURRENT REPORT
Pursuant to Section 13
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):
December 29, 2005

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	0-13163	71-0581897
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Information Way, P.O. Box 8180
Little Rock, Arkansas 72203-8180
(Address of principal executive offices)

(501) 342-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events

Asset Purchase and License Agreement

On December 29, 2005, Acxiom Corporation ("Acxiom") entered into a definitive Asset Purchase and License Agreement (the "Agreement") with EMC Corporation ("EMC"). The Agreement provides, among other things, for the purchase by EMC of Acxiom's information grid software (the "Base Technology") and for the grant of a license from EMC to Acxiom of the Base Technology and further developments for Acxiom's continued use in connection with its business. Acxiom also licensed other ancillary related technology to EMC.

Under the terms of the agreement, EMC will pay Acxiom $30 million ($20 million paid on December 29, 2005 and $5 million payable on each of April 1, 2006 and July 1, 2006), and the parties will work together to further develop the Base Technology. Fees received by Acxiom from EMC pursuant to the Agreement will be recorded by offsetting previously capitalized software balances and amounts capitalized in the future to further develop the technology. Acxiom expects a per quarter reduction of approximately $1.5 million in operating expense over a two-year period as result of this arrangement.

Acxiom and EMC also plan to agree upon appropriate go-to-market and product support arrangements for products utilizing the Base Technology in a joint sales and marketing agreement. EMC and Acxiom will support the commercialization of the grid infrastructure by linking components of each company's technology and relevant systems, software, services and data into a complete product-based information grid solution for customers to deploy within their own enterprises.

Item 9.01.   Financial Statement and Exhibits.

(d)   Exhibits

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACXIOM CORPORATION

Date: January 5, 2006

By: /s/ Jerry C. Jones
        Name: Jerry C. Jones
        Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release

Media Contacts:

Greg Eden
EMC Corporation
508-293-7195
eden_greg@emc.com

Dale Ingram
Acxiom Public Relations
501-342-4346
PR@acxiom.com
EACXM
GACXM

EMC AND ACXIOM PARTNER TO ACCELERATE DEVELOPMENT AND DEPLOYMENT OF GRID-BASED INFORMATION INFRASTRUCTURE

EMC Acquires Information Grid Software from Acxiom

HOPKINTON, Mass. and LITTLE ROCK, Ark. – January 5, 2006 – EMC Corporation and Acxiom® Corporation today announced a technology and distribution partnership combining Acxiom's industry-leading grid technology with EMC's portfolio of industry-leading storage, information management and resource management solutions to help customers take advantage of a more scaleable, flexible grid-based information infrastructure. EMC has also acquired Acxiom's information grid software for an aggregate $30 million, which was initially developed to meet the information management and time-to-market needs of Acxiom and its clients.

Under the terms of the agreement, EMC and Acxiom will jointly develop and market an information grid solution to customers as a hosted offering from Acxiom. Additionally, EMC has purchased information grid software from Acxiom, and over time, EMC and Acxiom plan to integrate relevant systems, software, services and data from both companies into a complete product-based information grid solution for customers to deploy within their own enterprise. As a key component of next generation information infrastructure, grid technology enables customers to improve compute utilization, enhance information access and workflow, optimize distributed information access, and deliver faster time-to-results. Acxiom will continue to have access to the information grid software and further developments for Acxiom's continued use in connection with its business.

Jeff Nick, EMC Chief Technology Officer said, "Information continues to grow at staggering rates. For many organizations, innovation and competitive advantage are locked inside this wealth of data – from internal sources on customers and prospects, to external sources on demographics and purchasing habits, to supply chain data. We've been evaluating grid software for some time and found Acxiom's grid solution to be by far the most advanced. Together, Acxiom and EMC will provide customers with the industry's most complete, grid-based information infrastructure for information-intensive applications."

"The world of computing has changed dramatically," said Charles Morgan, Acxiom's Chairman and Company Leader. "By combining EMC's proven track record of innovation and market reach with our established business intelligence leadership, we will be able to deliver a configurable, scalable platform in a single location where services and data content can be manipulated, stored and made available to information-centric applications."

About Acxiom Corporation

Acxiom Corporation (NASDAQ: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China. For more information, visit www.acxiom.com.

About EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information management and storage that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

Acxiom is a registered trademark of Acxiom Corporation and EMC is a registered trademark for EMC Corporation.